UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

 Commission File Number: 333-233910

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM
1.

Material Fact, filed with the Brazilian Securities Commission by Natura Cosméticos S.A. and Natura &Co Holding S.A. on December 19, 2019, regarding receiving all approvals from regulatory authorities required as a condition precedent for the business combination transaction between Natura Cosméticos S.A. and Avon Products, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ José Antonio de Almeida Filippo
Name:	José Antonio de Almeida Filippo
Title:	Principal Executive and Financial Officer

By:	/s/ Itamar Gaino Filho
Name:	Itamar Gaino Filho
Title:	Chief Legal and Compliance Officer

Date: December 19, 2019

Item 1

Material Fact, filed with the Brazilian Securities Commission by Natura Cosméticos S.A. and Natura &Co Holding S.A. on December 19, 2019, regarding receiving all approvals from regulatory authorities required as a condition precedent for the business combination transaction between Natura Cosméticos S.A. and Avon Products, Inc.

NATURA COSMÉTICOS S.A.	NATURA &CO HOLDING S.A.
Companhia Aberta	Companhia Aberta
CNPJ/ME n° 71.673.990/0001-77	CNPJ/ME n° 32.785.497/0001-97
NIRE 35.300.143.183	NIRE 35.300.531.582

FATO RELEVANTE

Aquisição da Avon

Aprovação das Autoridades Governamentais e Cronograma Estimado de Fechamento

Natura Cosméticos S.A. (“Natura Cosméticos”) e Natura &Co Holding S.A. (“Natura &Co” e, em conjunto com Natura Cosméticos simplesmente “Companhias”), nos termos da Lei das Sociedades por Ações (Lei 6.404/1976), da Instrução n° 358/2002 da Comissão de Valores Mobiliários (“CVM”) e da Instrução CVM nº 565/2015, informam a seus acionistas e ao mercado em geral que receberam as aprovações de autoridades concorrenciais necessárias como condição precedente para a implementação da aquisição da Avon Products, Inc. (“Avon”), divulgados pela Natura Cosméticos em Fatos Relevantes datados de 22 de maio de 2019, 11 de outubro de 2019 e 13 de novembro de 2019 (“Transação”).

Em vista do acima, é esperado que o Conselho de Administração da Natura &Co delibere, em 03 de janeiro de 2020, acerca da seguinte ordem do dia: (i) confirmar satisfação das condições precedentes do Agreement and Plan of Mergers (Contrato e Plano de Incorporações, conforme aditado), celebrado em 22 de maio de 2019; (ii) confirmar ou ajustar a relação de troca de ações, o valor do aumento de capital e o número de ações ordinárias, escriturais e nominativas da Natura &Co a serem emitidas em decorrência da incorporação da Nectarine Merger Sub I, Inc. pela Natura &Co (“Incorporação”); (iii) confirmar a data em que a Incorporação será consumada (“Data do Closing”); (iv) confirmar a data em que a alteração do artigo 5º e consolidação do Estatuto Social da Natura &Co tornar-se-á eficaz; e (v) confirmar outras matérias que, por sua pertinência e conexão com a Incorporação, devam ser deliberadas pelo Conselho de Administração da Natura &Co.

Assim, o cronograma previsto dos principais eventos programados a partir da Data do Closing, com indicação da data de início de negociação dos American Depositary Shares (ADSs) da Natura &Co na New York Exchange (NYSE), sob o ticker “NTCO”, é estimado que seja o seguinte:

Evento	Data Estimada
Data do Closing (consumação da Transação)	03.01.2020
Data de término das negociações das ações da Avon na NYSE	03.01.2020
Data de Início das Negociações “When Issued” de ADSs na NYSE	06.01.2020
Data de Crédito dos ADSs	06.01.2020
Data de Crédito das Ações Ordinárias*	06.01.2020
Data de Início das Negociações “Regular Way” de ADSs na NYSE	07.01.2020

* Acionistas da Avon que tiverem escolhido receber ações ordinárias ao invés de ADSs receberão suas ações em contas de custódia no Brasil.

Caso haja qualquer alteração no cronograma estimado acima as Companhias informarão seus acionistas.

As Companhias manterão seus acionistas e o mercado em geral informados sobre fatos subsequentes relacionados à Transação na forma da lei e da regulamentação da CVM.

São Paulo, 19 de dezembro de 2019.

JOSÉ ANTONIO DE ALMEIDA FILIPPO

Diretor Financeiro e de Relação com Investidores

NATURA COSMÉTICOS S.A.	NATURA &CO HOLDING S.A.
Publicly Held Company	Publicly Held Company
CNPJ/ME No. 71.673.990/0001-77	CNPJ/ME No. 32.785.497/0001-97
NIRE 35.300.143.183	NIRE 35.300.531.582

MATERIAL FACT

Acquisition of Avon

Governmental Approvals and Expected Closing Schedule

Natura Cosméticos S.A. (“Natura Cosméticos”) and Natura &Co Holding S.A. (“Natura &Co” and, together with Natura Cosméticos, the “Companies”), in compliance with Corporate Law (Law No. 6,404/1976) and Brazilian Securities Commission (“CVM”) Ruling No. 358/2002 and CVM Ruling No 565/2015, announce to their shareholders and the market in general that they received all approvals from regulatory authorities required as a condition precedent for the implementation of the acquisition of Avon Products, Inc. (“Avon”) as disclosed in Natura Cosméticos’ material facts on May 22, 2019 October 11, 2019 and November 13, 2019 (“Transaction”).

In view of the foregoing, Natura &Co’s board of directors is expected to resolve on January 3, 2020, with relation to the following agenda: (i) confirm the fulfillment of the precedent conditions under the Agreement and Plan of Mergers, as amended, executed on May 22, 2019; (ii) confirm or adjust the Exchange Ratio, the amount of the capital increase and the number of book-value registered common shares of Natura &Co to be issued as a result of the merger of Nectarine Merger Sub I, Inc. into and with Natura &Co. (“Merger”); (iii) confirm when the Merger shall be consummated (“Closing Date”); (iv) confirm the date when the amendment of article 5 and restatement of Natura &Co’s Bylaws shall become effective; and (v) confirm other matters that, due to their relevance and connection with the Merger, must be resolved by Natura &Co’s Board of Directors.

Therefore, the intended schedule of the main events expected from the Closing Date, indicating the start date of Natura & Co's American Depositary Shares (ADSs) trading on the New York Exchange (NYSE) under ticker symbol “NTCO”, is expected to be as follows:

Event	Estimated Date
Closing Date (consummation of the Transaction)	01.03.2020
End Date of Trading of Avon’s shares on NYSE	01.03.2020
Start Date of Trading “When Issued” of ADSs on NYSE	01.06.2020
Credit Date of ADSs	01.06.2020
Credit Date of Common Shares *	01.06.2020
Start Date of Trading “Regular Way” of ADSs on NYSE	01.07.2020

* Avon shareholders that have elected to receive common shares rather than ADSs will receive their shares in custody accounts in Brazil.

The Companies will inform their shareholders in the event of any changes to the foregoing expected schedule.

The Companies will keep their shareholders and the market in general updated on subsequent facts related to the Transaction in compliance with the applicable law and CVM regulation.

São Paulo, 19 de dezembro de 2019.

JOSÉ ANTONIO DE ALMEIDA FILIPO

Chief Financial and Investor Relations Officers